Exhibit 12

Genworth Financial, Inc.

Statement Of Ratio Of Earnings To Fixed Charges

(Dollar amounts in millions)

	Nine months ended September 30, 2005	Year ended
		December 31, 2004	December 31, 2003	December 31, 2002	December 31, 2001	December 31, 2000
Net earnings from continuing operations before income taxes and accounting changes	$1,339	$1,638	$1,382	$1,791	$1,821	$1,851
Fixed charges included in earnings from continuing operations:
Interest expense	213	217	140	124	126	126
Interest portion of rental expense	10	14	23	25	23	25

Subtotal	223	231	163	149	149	151
Interest credited to investment contractholders	1,051	1,432	1,624	1,645	1,620	1,456

Subtotal	1,274	1,663	1,787	1,794	1,769	1,607
Fixed charges included in earnings from discontinued operations:
Interest expense	—	—	12	16	15	17
Interest portion of rental expense	—	—	8	12	12	12

Subtotal	—	—	20	28	27	29
Interest credited to investment contractholders	—	—	68	79	51	41
Total fixed charges from discontinued operations	—	—	88	107	78	70

Total fixed charges	1,274	1,663	1,875	1,901	1,847	1,677

Earnings available for fixed charges (including interest credited to investment contractholders)	$2,613	$3,301	$3,257	$3,692	$3,668	$3,528

Earnings available for fixed charges (excluding interest credited to investment contractholders)	$1,562	$1,869	$1,565	$1,968	$1,997	$2,031

Ratio of earnings to fixed charges (including interest credited to investment contractholders)	2.05	1.98	1.74	1.94	1.99	2.10
Ratio of earnings to fixed charges (excluding interest credited to investment contractholders)	7.00	8.09	8.55	11.12	11.35	11.28